Exhibit 99.1

Ferrari N.V.

Interim Report
For the three and nine months ended September 30, 2016
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Sergio Marchionne
Piero Ferrari
Delphine Arnault
Louis C. Camilleri
Giuseppina Capaldo
Eduardo H. Cue
Sergio Duca
John Elkann
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “Ferrari N.V.” refer to the registrant (formerly named FE New N.V.) following completion of the Separation and to the registrant's predecessor (formerly named New Business Netherlands N.V.), prior to completion of the Separation. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one of them, as the context may require. References to the “Separation” refer to the series of transactions through which the Ferrari business was separated from FCA as described in the “Note on Presentation”.

Therefore, the interim condensed consolidated financial statements at and for the nine months ended September 30, 2016 (the “Interim Condensed Consolidated Financial Statements”) included in this interim report (the “Interim Report”) refer to Ferrari N.V., together with its subsidiaries.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2016 included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements for the year ended December 31, 2015 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2016” in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

NOTE ON PRESENTATION

Basis of Preparation of the Interim Condensed Consolidated Financial Statements

As explained in Note 1 to the Interim Condensed Consolidated Financial Statements, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA (the “Separation”). The Separation occurred through a series of transactions including (i) an intra-group restructuring that resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii), which are defined in Note 1 of the Interim Condensed Consolidated Financial Statements as the “Restructuring”, were completed in October 2015 and have been accounted for in the Interim Condensed Consolidated Financial Statements as though they had occurred effective January 1, 2015. The initial public offering of our common shares was completed on October 21, 2015 when our shares were admitted to listing on the New York Stock Exchange, as a result of which FCA had 80 percent ownership. The remaining steps of the Separation were completed between January 1 and January 3, 2016, through two consecutive demergers followed by a merger under Dutch law. As part of the Separation, a new entity, FE New N.V., was created. Pursuant to the demergers the shares in Ferrari N.V. held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation, Ferrari N.V. was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.

This interim report refers to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ million, except per share data)
Net revenues	783	723	2,269	2,110
EBIT	172	141	439	359
Profit before taxes	161	142	414	354
Net profit	113	94	288	235
Net profit attributable to:
Owners of the parent	113	94	288	233
Non-controlling interests	—	—	—	2
Basic and diluted earnings per common share (in Euro) (1)	0.59	0.50	1.52	1.24
Dividend paid per common share (in Euro)	—	—	—	—
Distribution paid per common share (in Euro) (2)	—	—	0.46	—
_____________________________

(1)	See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.
(2) Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €87 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At September 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	482	183
Deposits in FCA Group cash management pools (1)	—	139
Assets held for sale (2)	477	—
Total assets	4,219	3,875
Debt	2,199	2,260
Liabilities held for sale (2)	18	—
Total equity/(deficit)	234	(19)
Equity/(deficit) attributable to owners of the parent	229	(25)
Non-controlling interests	5	6
Share capital (3)	3	4
Common shares issued (in thousands of shares) (3)	188,923	188,923
_____________________________
(1) Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation on January 3, 2016, these arrangements were terminated and we manage our liquidity and treasury function on a standalone basis.

(2) Following the signing of a memorandum of understanding on May 2, 2016 between Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an Italian indirect subsidiary of Ferrari N.V., and FCA Bank S.p.A. (“FCA Bank”) for FCA Bank to acquire a majority stake in Ferrari Financial Services GmbH ("FFS GmbH") (formerly known as Ferrari Financial Services AG or FFS AG), a wholly owned subsidiary of FFS S.p.A., the assets and liabilities of FFS GmbH have been presented as held for sale. The transaction was completed on November 7, 2016. See Note 20 “Assets and liabilities held for sale” to the Interim Condensed Consolidated Financial Statements for additional details.
(3) The number of common shares issued retrospectively reflects the issuance of common shares (net of treasury shares), all with a nominal value of €0.01, as if the Separation had occurred on January 1, 2015. See Note 21 “Equity” to the Interim Condensed Consolidated Financial Statements for additional details of share capital and common shares issued.

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended September 30,				For the nine months ended September 30,
	2016	%	2015	%	2016	%	2015	%
EMEA
UK	154	7.8%	163	8.4%	618	10.2%	619	11.0%
Germany	200	10.1%	184	9.5%	514	8.5%	398	7.1%
Italy	85	4.3%	73	3.7%	282	4.6%	212	3.7%
Switzerland	79	4.0%	86	4.4%	245	4.0%	241	4.3%
France	66	3.3%	69	3.5%	217	3.6%	198	3.5%
Middle East (1)	99	5.0%	97	5.0%	305	5.0%	282	5.0%
Rest of EMEA (2)	176	8.9%	143	7.3%	581	9.6%	463	8.2%
Total EMEA	859	43.4%	815	41.8%	2,762	45.5%	2,413	42.8%
Americas (3)	701	35.4%	682	35.0%	1,998	32.9%	1,969	34.9%
Greater China (4)	180	9.1%	157	8.1%	496	8.2%	418	7.4%
Rest of APAC (5)	238	12.1%	295	15.1%	818	13.4%	843	14.9%
Total	1,978	100.0%	1,949	100.0%	6,074	100.0%	5,643	100.0%
_____________________________
(1)    Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Greater China includes China, Hong Kong and Taiwan.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Average number of employees for the period	3,129	2,971	3,085	2,939
Takata airbag inflator recalls

On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier.
In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to Ferrari, defective.

Ferrari is not aware of any confirmed incidents, warranty claims or consumer complaints relating to such airbag inflators mounted in its cars or that the airbag inflators are not performing as designed. Ferrari was not impacted by the previous Takata Consent Order. However, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, Ferrari has initiated a global recall relating to certain cars produced between 2008 and 2011.
In relation to such recall, in the second quarter of 2016, Ferrari recognized €10 million within cost of sales as warranty and recall campaigns provision for the estimated charges for Takata airbag inflator recalls due to uncertainty of recoverability of the costs from Takata.
Ferrari continues to perform testing to substantiate whether a defect exists that presents an unreasonable risk to safety. Sufficient information is not currently available to conclude that additional recalls are probable for cars produced after 2011. Due to the nature and current status of the assessments, it is not practicable to provide an estimate of the potential financial effects should the recall campaign be extended to cars produced beyond 2011. As additional information, data and analysis becomes available and Ferrari continues discussions with regulators, Ferrari’s assessment could change or the recall could be expanded, which could result in future obligations that have not been recognized at the date of this Interim Report. Any liability for future recalls would be recognized in the period in which a recall becomes probable and the related costs can be measured with sufficient reliability.
Due to the significant scope and industry-wide nature of the Takata recall and the supply constraints of Takata, the charges for Takata airbag inflator recalls are considered to be “significant in nature but expected to incur infrequently” and therefore Ferrari has excluded these charges in the calculation of Adjusted EBITDA, Adjusted EBIT and Adjusted Net Profit.

Forward-Looking Statements
This report, and in particular the section entitled “Outlook”, contains forward-looking statements. These are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain information included in this presentation, including, without limitation, any forecasts included herein, is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.

Ferrari’s business includes luxury performance sports cars, brand and Formula 1 racing activities. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

The ability to preserve and enhance the value of the Ferrari brand; the ability to keep up with advances in high performance car technology and to make appealing designs for our new models; the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities; increases in costs, disruptions of supply or shortages of components and raw materials; our low volume strategy; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand in the automobile industry, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products; the ability to successfully carry out the growth strategy and, particularly, the ability to grow the Ferrari presence in emerging market countries; competition in the luxury automobile industry; the performance of the dealer network on which Ferrari depends for sales and services; disruption at the manufacturing facilities in Maranello and Modena; the ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks; the performance of the licensees for Ferrari-branded products; the ability to protect the Ferrari intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; labor relations and collective bargaining agreements; and exchange rate fluctuations, interest rate changes, credit risk and other market risks.

Any of the assumptions underlying this presentation or any of the circumstances or data mentioned in this presentation may change. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. We expressly disclaim a duty to provide updates to any forward-looking statements. Ferrari does not assume and expressly disclaims any liability in connection with any inaccuracies in any of these forward-looking statements or in connection with any use by any third party of such forward-looking statements. This presentation does not represent investment advice or a recommendation for the purchase or sale of financial products and/or of any kind of financial services. Finally, this presentation does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended, nor does it represent a similar solicitation as contemplated by the laws in any other country or state.

Additional unaudited information supplementing this section is available from the “Investors” area of the Ferrari website (www.ferrari.com).

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2016 and 2015, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ million)
Net profit	113	94	288	235
Income tax expense	48	48	126	119
Net financial expenses/(income)	11	(1)	25	5
Amortization and depreciation	62	73	180	203
EBITDA	234	214	619	562
Expenses incurred in relation to the IPO	—	5	—	11
Charges for Takata airbag inflator recalls	—	—	10	—
Gain recognized on disposal of investment property assets and liabilities	—	(6)	—	(6)
Adjusted EBITDA	234	213	629	567
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and nine months ended September 30, 2016 and 2015.

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ million)
EBIT	172	141	439	359
Expenses incurred in relation to the IPO	—	5	—	11
Charges for Takata airbag inflator recalls	—	—	10	—
Gain recognized on disposal of investment property assets and liabilities	—	(6)	—	(6)
Adjusted EBIT	172	140	449	364
Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the three and nine months ended September 30, 2016 and 2015.

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ million)		(€ million)
Net profit	113	94	288	235
Expenses incurred in relation to the IPO (net of tax effect)	—	4	—	8
Charges for Takata airbag inflator recalls (net of tax effect)	—	—	7	—
Gain recognized on disposal of investment property assets and liabilities (net of tax effect)	—	(4)	—	(4)
Adjusted Net Profit	113	94	295	239
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and nine months ended September 30, 2016 and 2015.

		For the three months ended September 30,		For the nine months ended September 30,
		2016	2015	2016	2015
Profit attributable to owners of the Company	€ million	113	94	288	233
Expenses incurred in relation to the IPO (net of tax effect)	€ million	—	4	—	8
Charges for Takata airbag inflator recalls (net of tax effect)	€ million	—	—	7	—
Gain recognized on disposal of investment property assets and liabilities (net of tax effect)	€ million	—	(4)	—	(4)
Adjusted profit attributable to owners of the Company	€ million	113	94	295	237
Weighted average number of common shares	thousand	188,923	188,923	188,923	188,923
Adjusted basic and diluted earnings per common share		€0.59	0.50	1.56	1.26

Net Debt and Net Industrial Debt

Net Industrial Debt, defined as Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2016 and December 31, 2015.

	At September 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	482	183
Deposits in FCA Group cash management pools	—	139
Financial liabilities with FCA Group	—	(3)
Financial liabilities with third parties	(2,199)	(2,257)
Net Debt	(1,717)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	1,132	1,141
Net Industrial Debt	(585)	(797)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2016 and 2015.

	For the nine months ended September 30,
	2016	2015
	(€ million)
Cash flows from operating activities	566	534
Cash flows used in investing activities	(232)	(196)
Free Cash Flow	334	338
Change in the self-liquidating financial receivables portfolio	17	78
Free Cash Flow from Industrial Activities	351	416

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. For example, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the three months ended September 30, 2016 and 2015, we would have reported €89.6 million in net revenues (using the three months ended September 30, 2016 average exchange rate of 1.1166) or a €0.4 million decrease over the €90.0 million reported for the three months ended September 30, 2015 (using the three months ended September 30, 2015 average exchange rate of 1.1116). The constant currency presentation would translate the three months ended September 30, 2016 net revenues using the three months ended September 30, 2015 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period. The nine months ended September 30, 2016 average exchange rate of 1.1162 and the nine months ended September 30, 2015 average exchange rate of 1.1142 were substantially unchanged.

Results of Operations
Three months ended September 30, 2016 compared to three months ended September 30, 2015
The following is a discussion of the results of operations for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended September 30,
	2016	Percentage of net revenues	2015	Percentage of net revenues
	(€ million, except percentages)
Net revenues	783	100.0%	723	100.0%
Cost of sales	396	50.5%	372	51.5%
Selling, general and administrative costs	77	9.8%	80	11.0%
Research and development costs	137	17.5%	130	18.0%
Other expenses, net	1	0.2%	—	—%
EBIT	172	22.0%	141	19.5%
Net financial (expenses)/income	(11)	(1.4)%	1	0.1%
Profit before taxes	161	20.6%	142	19.6%
Income tax expense	48	6.1%	48	6.6%
Net profit	113	14.5%	94	13.0%

Net revenues

	For the three months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cars and spare parts (1)	537	68.5%	537	74.3%	—	—%
Engines (2)	97	12.4%	51	7.1%	46	91.6%
Sponsorship, commercial and brand (3)	125	16.0%	110	15.2%	15	14.1%
Other (4)	24	3.1%	25	3.5%	(1)	(3.9)%
Total net revenues	783	100.0%	723	100.0%	60	8.3%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended September 30, 2016 were €783 million, an increase of €60 million, or 8.3 percent (an increase of 7.9 percent on a constant currency basis), from €723 million for the three months ended September 30, 2015.

Cars and spare parts
Net revenues generated from cars and spare parts were in line with the prior period, amounting to €537 million for the three months ended September 30, 2016 and 2015. An increase of €65 million in net revenues from range and special series cars and spare parts was offset by a decrease in net revenues from supercars and limited edition cars.

The €65 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 90 cars (excluding the LaFerrari and LaFerrari Aperta) and positive contribution from personalization programs. In particular, V12 models increased by 44.5 percent, primarily attributable to shipments of the F12tdf and the first deliveries of the GTC4Lusso, which commenced in Q4 2015 and Q3 2016, respectively. These effects were partially offset by a decrease in shipments of the F12berlinetta, which is in its 5th year of commercialization, and the phase-out of the FF. Shipments of V8 models were substantially in line with the prior year, driven by the 488 GTB and the 488 Spider, which were launched in March 2015 and September 2015, respectively, partially offset by the phase-out of the 458 family in 2015.

The €65 million increase in net revenues from range and special series cars and spare parts was primarily composed of (i) a €34 million increase in EMEA, (ii) a €28 million increase in Americas, and (iii) a €3 million increase in Greater China.

The €34 million increase in EMEA net revenues was primarily due to a €15 million increase in Italy, a €10 million increase in Other EMEA, a €4 million increase in Germany, a €3 million increase in Switzerland, and a €2 million increase in Middle East. In particular, shipments increased by 21.4 percent in Italy, 24.1 percent in Other EMEA, 8.3 percent in Germany, and 4.2 percent in the Middle East, while the effect of a decrease in shipments in Switzerland was more than offset by positive mix. The increases in shipments were primarily driven by the 488 GTB, the 488 Spider, the F12tdf and the first deliveries of the GTC4Lusso. These increases were partially offset by the phase-out of the 458 family in 2015.

The €28 million increase in Americas net revenues was attributable to an 11.4 percent increase in shipments, driven by the 488 GTB, the 488 Spider and the F12tdf, as well as our personalization programs, partially offset by a decrease in shipments of the F12berlinetta and the phase-outs of the 458 family and the FF.

The €3 million increase in Greater China net revenues was primarily attributable to a double-digit increase in shipments in mainland China, driven by the 488 GTB and the 488 Spider, partially offset by unfavorable foreign currency exchange impact. Shipments in Hong Kong and Taiwan were largely consistent with the same period in 2015.

Rest of APAC net revenues were substantially unchanged from the prior year as an increase in Australia net revenues, driven by double-digit growth in shipments, was offset by a decrease in other Rest of APAC net revenues and Japan net revenues, driven by a decrease in shipments resulting from logistic delays caused by one of our shipment carriers. The increase in shipments in Australia was driven by the 488 GTB, the 488 Spider and the F12tdf.

The decrease in net revenues from supercars and limited edition cars was primarily driven by the LaFerrari, which finished its limited series run in the first half of 2016, partially offset by first shipments of the newly launched LaFerrari Aperta.

Engines

Net revenues generated from engines were €97 million for the three months ended September 30, 2016, an increase of €46 million, or 91.6 percent, from €51 million for the three months ended September 30, 2015. The €46 million increase was mainly attributable to an increase in net revenues generated from the sale of engines to Maserati, with the number of engines shipped more than doubling compared to the prior year, as well as an increase in net revenues generated from the rental of power units to Formula 1 teams, as we rent power units to three Formula 1 teams for the 2016 season compared with two Formula 1 teams for the 2015 season.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €125 million for the three months ended September 30, 2016, an increase of €15 million, or 14.1 percent, from €110 million for the three months ended September 30, 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular as a result of our improved ranking in the World Constructor's Championship in 2015 compared to 2014, as well as an increase in net revenues from sponsorship and brand related activities.

Other

Other net revenues were €24 million for the three months ended September 30, 2016, a decrease of 1 million, or 3.9%, from €25 million for the three months ended September 30, 2015, primarily attributable to supporting activities.

Cost of sales

	For the three months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cost of sales	396	50.5%	372	51.5%	24	6.3%

Cost of sales for the three months ended September 30, 2016 was €396 million, an increase of €24 million, or 6.3 percent, from €372 million for the three months ended September 30, 2015. As a percentage of net revenues, cost of sales was 50.5 percent for the three months ended September 30, 2016 compared to 51.5 percent for the three months ended September 30, 2015.
The increase in cost of sales was primarily attributable to (i) increased costs of €42 million driven by an increase in production volumes of engines for Maserati and cost of sales of supporting activities, and (ii) increased costs of €12 million for volume impact primarily driven by increase in shipments of range and special series cars, in particular the 488 GTB, the 488 Spider, the F12tdf, all of which were launched in 2015, and the first deliveries of the GTC4Lusso, partially offset by (iii) decreased costs of €25 million related to different product mix, primarily attributable to the LaFerrari, which finished its limited series run, and (iv) a decrease in production costs, including amortization and depreciation, of €5 million mainly due to the LaFerrari.
Selling, general and administrative costs

	For the three months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Selling, general and administrative costs	77	9.8%	80	11.0%	(3) (4.5)%

Selling, general and administrative costs for the three months ended September 30, 2016 were €77 million, a decrease of €3 million, or 4.5 percent, from €80 million for the three months ended September 30, 2015. As a percentage of net revenues, selling, general and administrative costs were 9.8 percent for the three months ended September 30, 2016 compared to 11.0 percent for the three months ended September 30, 2015.

The decrease in selling, general and administrative costs was attributable to (i) a decrease in consultancy costs, mainly related to costs incurred in 2015 in relation to the initial public offering which amounted to €5 million for the three months ended September 30, 2015, and (ii) increased costs in 2016 related to new directly operated stores and the launch of new models.

Research and development costs

	For the three months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Amortization of capitalized development costs	26	3.3%	31	4.3%	(5)	(16.7)%
Research and development costs expensed during the period	111	14.2%	99	13.7%	12	12.7%
Research and development costs	137	17.5%	130	18.0%	7	5.8%

Research and development costs for the three months ended September 30, 2016 were €137 million, an increase of €7 million, or 5.8 percent, from €130 million for the three months ended September 30, 2015. As a percentage of net revenues, research and development costs were 17.5 percent for the three months ended September 30, 2016 compared to 18.0 percent for the three months ended September 30, 2015.

The increase in research and development costs during the period of €7 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs mainly due to the LaFerrari, which finished its limited series run.

Other expenses, net

	For the three months ended September 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Other expenses, net	1	—	1	n.m.

Other expenses, net for the three months ended September 30, 2016 included other expenses of €3 million, mainly composed of €2 million of miscellaneous expenses and €1 million related to indirect taxes, partially offset by a €2 million gain on disposal of tangible assets.
Other expenses, net for the three months ended September 30, 2015 included other income of €9 million, mainly composed of a €6 million gain on disposal of assets and liabilities related to investment properties and €3 million related to miscellaneous income, fully offset by other expenses of €9 million, mainly composed of €5 million related to provisions and €4 million related to miscellaneous expenses.
EBIT

	For the three months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
EBIT	172	22.0%	141	19.5%	31	22.0%

EBIT for the three months ended September 30, 2016 was €172 million, an increase of €31 million, or 22.0 percent, from €141 million for the three months ended September 30, 2015.

The increase in EBIT was due to (i) favorable volume impact of €15 million, (ii) a positive contribution of €10 million from supporting activities, including sponsorship, commercial and brand activities, (iii) positive net foreign currency exchange impact of €22 million (including €25 million relating to foreign currency hedging instruments), as well as (iv) a decrease in selling, general and administrative costs of €3 million, which were partially offset by (v) unfavorable product mix impact of €12 million, and (vi) an increase in research and development costs of €7 million.

The positive volume impact of €15 million was attributable to an increase in shipments of approximately 90 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the 488 GTB, the 488 Spider and the F12tdf, all of which were launched in 2015, the first deliveries of the GTC4Lusso, and a positive contribution from personalization programs. The unfavorable product mix impact of €12 million was primarily attributable to the LaFerrari which finished its limited series run, partially offset by first shipments of the newly launched LaFerrari Aperta and higher sales of 12-cylinders, particularly the F12tdf.

Net financial (expenses)/income

	For the three months ended September 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Net financial (expenses)/income	(11)	1	(12)	n.m.

Net financial expenses for the three months ended September 30, 2016 were €11 million compared to net financial income of €1 million for the three months ended September 30, 2015.

The increase in net financial expenses was mainly attributable to (i) an increase in foreign currency exchange losses, and (ii) interest on debt incurred as a result of the Restructuring, partially offset by an increase in income on derivative financial instruments used to hedge against foreign currency exchange rate risk.

Income tax expense

	For the three months ended September 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Income tax expense	48	48	—	—

Income tax expense was in line with the prior year, amounting to €48 million for the three months ended September 30, 2016 and 2015. The effect on income tax expense of the increase in profit before taxes for the three months ended September 30, 2016 was offset by the combined effect of additional deductions related to eligible research and development costs in accordance with Italian tax legislation, with impact on current tax expense, and the reversal of deferred taxes due to a reduction in the Italian tax rate (net of Italian Regional Income Tax ("IRAP")) from 27.5 percent to 24 percent by 2017.

The effective tax rate (net of IRAP) was 26.9 percent for the three months ended September 30, 2016 compared to 30.9 percent for the three months ended September 30, 2015.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015
The following is a discussion of the results of operations for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the nine months ended September 30,
	2016	Percentage of net revenues	2015	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,269	100.0%	2,110	100.0%
Cost of sales	1,151	50.7%	1,094	51.8%
Selling, general and administrative costs	231	10.2%	232	11.0%
Research and development costs	442	19.5%	421	20.0%
Other expenses, net	6	0.2%	4	0.2%
EBIT	439	19.4%	359	17.0%
Net financial expenses	(25)	(1.1)%	(5)	(0.2)%
Profit before taxes	414	18.3%	354	16.8%
Income tax expense	126	5.6%	119	5.7%
Net profit	288	12.7%	235	11.1%

Net revenues

	For the nine months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cars and spare parts(1)	1,607	70.8%	1,545	73.2%	62	4.0%
Engines(2)	225	9.9%	172	8.2%	53	31.1%
Sponsorship, commercial and brand(3)	360	15.9%	322	15.3%	38	11.9%
Other(4)	77	3.4%	71	3.3%	6	8.6%
Total net revenues	2,269	100.0%	2,110	100.0%	159	7.6%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the nine months ended September 30, 2016 were €2,269 million, an increase of €159 million, or 7.6 percent (an increase of 7.4 percent on a constant currency basis), from €2,110 million for the nine months ended September 30, 2015.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,607 million for the nine months ended September 30, 2016, an increase of €62 million, or 4.0 percent, from €1,545 million for the nine months ended September 30, 2015. The increase was attributable to a €201 million increase in net revenues from range and special series cars and spare parts, which was partially offset by a decrease in net revenues from supercars and limited edition cars.

The €201 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments of approximately 580 cars (excluding the LaFerrari and LaFerrari Aperta) and positive contribution from personalization programs. Shipments of V8 models increased by 11.2 percent, driven by the 488 GTB and the 488 Spider, which were launched in March 2015 and September 2015, respectively, partially offset by the phase-out of the 458 family in 2015. Shipments of V12 models increased by 8.7 percent, primarily attributable to shipments of the F12tdf, which commenced in Q4 2015, and to a lesser extent, the first shipments of the GTC4Lusso, which commenced in Q3 2016. These effects were partially offset by a decrease in shipments of the F12berlinetta, which is in its 5th year of commercialization, and the phase-out of the FF.

The €201 million increase in net revenues from range and special series cars and spare parts was composed of increases in all four of our major geographical markets, including (i) €127 million in EMEA, (ii) €50 million in Americas, (iii) €18 million in Greater China, and (iv) €6 million in Rest of APAC.

The €127 million increase in EMEA net revenues was primarily due to increases of €39 million in Italy, €30 million in Germany, €29 million in Other EMEA, €12 million increase in Switzerland, €11 million in the Middle East, and €7 million in France, partially offset by a €1 million decrease in UK. In particular, shipments increased by 31.3 percent in Italy, 31.5 percent in Germany, 26.9 percent in Other EMEA, 2.2 percent in Switzerland, 11.8 percent in the Middle East, and 10.9 percent in France. The increases in shipments were primarily driven by the 488 GTB, the 488 Spider, the F12tdf and the first deliveries of the GTC4Lusso, partially offset by the phase-out of the 458 family in 2015. The €1 million decrease in UK was primarily due to unfavorable product mix.

The €50 million increase in Americas net revenues was attributable to an 8.9 percent increase in shipments, driven by the 488 GTB, the 488 Spider, the California T and the F12tdf, as well as our personalization programs, partially offset by a decrease in shipments of the F12berlinetta and the phase-outs of the 458 family and the FF.

The €18 million increase in Greater China net revenues was primarily attributable to double-digit growth in shipments in mainland China, driven by the 488 GTB, the 488 Spider and the F12tdf, partially offset by unfavorable product mix, while an increase in Hong Kong net revenues was offset by a decrease in Taiwan net revenues.

The €6 million increase in Rest of APAC net revenues was attributable to increases in other Rest of APAC and Australia net revenues, while Japan net revenues were substantially unchanged from the prior year. Shipments were affected by logistic delays caused by one of our shipment carriers in Q3 2016.

The decrease in net revenues from supercars and limited edition cars was primarily driven by the LaFerrari which finished its limited series run, partially offset by first shipments of the newly launched LaFerrari Aperta in Q3 2016, as well as shipments of the non-registered racing car FXX K and the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Engines

Net revenues generated from engines were €225 million for the nine months ended September 30, 2016, an increase of €53 million, or 31.1 percent, from €172 million for the nine months ended September 30, 2015. The increase of €53 million was mainly attributable to an increase in net revenues generated from the sale of engines to Maserati, driven by a 20.8 percent increase in engines shipped, as well as an increase in net revenues generated from the rental of power units to Formula 1 teams, as we rent power units to three Formula 1 teams for the 2016 season compared with two Formula 1 teams for the 2015 season.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €360 million for the nine months ended September 30, 2016, an increase of €38 million, or 11.9 percent, from €322 million for the nine months ended September 30, 2015. The increase was primarily related to our participation in the Formula 1 World Championship and in particular, as a result of our improved ranking in the World Constructor's Championship in 2015 compared to 2014, as well as an increase in net revenues from sponsorship and brand related activities.

Other

Other net revenues were €77 million for the nine months ended September 30, 2016, an increase of €6 million, or 8.6 percent, from €71 million for the nine months ended September 30, 2015, primarily attributable to supporting activities and in particular, to interest income generated by our financial services activities.

Cost of sales

	For the nine months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Cost of sales	1,151	50.7%	1,094	51.8%	57	5.1%

Cost of sales for the nine months ended September 30, 2016 was €1,151 million, an increase of €57 million, or 5.1 percent, from €1,094 million for the nine months ended September 30, 2015. As a percentage of net revenues, cost of sales was 50.7 percent for the nine months ended September 30, 2016 compared to 51.8 percent for the nine months ended September 30, 2015.

The increase in cost of sales was primarily attributable to (i) increased costs of €70 million driven by an increase in volumes and the personalization programs, (ii) charges for Takata airbag inflator recalls of €10 million, and (iii) increased costs of €50 million driven by an increase in production volumes of engines for Maserati and cost of sales of supporting activities, partially offset by (i) decreased costs of €58 million related to different product mix, primarily attributable to growth of V8 models and the LaFerrari which finished its limited series run, and (ii) a decrease in production costs, including amortization and depreciation, of €15 million mainly due to the phase-out of the 458 family, the LaFerrari, which finished its limited series run, and direct materials cost reduction.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Selling, general and administrative costs	231	10.2%	232	11.0%	(1) (0.4)%
Selling, general and administrative costs for the nine months ended September 30, 2016 were €231 million, a decrease of €1 million, or 0.4 percent, from €232 million for the nine months ended September 30, 2015. As a percentage of net revenues, selling, general and administrative costs were 10.2 percent for the nine months ended September 30, 2016 compared to 11.0 percent for the nine months ended September 30, 2015.
The decrease in selling, general and administrative costs was attributable to (i) a decrease in consultancy costs, mainly related to costs incurred in 2015 in relation to the initial public offering which amounted to €11 million for the nine months ended September 30, 2015, (ii) a decrease in allowance for doubtful accounts, primarily related to a commercial partner of the Formula 1 activities, which were partially offset by (i) the one-time costs of the former CEO's retirement package, (ii) costs related to the launch of new models and corporate costs, and (iii) costs incurred in relation to new directly operated stores.

Research and development costs

	For the nine months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
Amortization of capitalized development costs	76	3.3%	87	4.1%	(11)	(12.8)%
Research and development costs expensed during the period	366	16.2%	334	15.9%	32	9.7%
Research and development costs	442	19.5%	421	20.0%	21	5.1%

Research and development costs for the nine months ended September 30, 2016 were €442 million, an increase of €21 million, or 5.1 percent, from €421 million for the nine months ended September 30, 2015. As a percentage of net revenues, research and development costs were 19.5 percent for the nine months ended September 30, 2016 compared to 20.0 percent for nine months ended September 30, 2015.

The increase in research and development costs during the period of €21 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs mainly due to the phase-out of the 458 family and the LaFerrari, which finished its limited series run.

Other expenses, net

	For the nine months ended September 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Other expenses, net	6	4	2	87.7%

Other expenses, net for the nine months ended September 30, 2016 included other expenses of €11 million, mainly composed of €2 million related to provisions, €4 million related to indirect taxes and €5 million of miscellaneous expenses, partially offset by other income of €5 million, including a €3 million gain on disposal of tangible assets, €1 million of rental income and €1 million of miscellaneous income.

Other expenses, net for the nine months ended September 30, 2015 included other expenses of €19 million, mainly composed of €8 million related to provisions and €11 million related to miscellaneous expenses, partially offset by other income of €15 million, including a €6 million gain on disposal of assets and liabilities related to investment properties, €2 million related to rental income and €7 million related to miscellaneous income.

EBIT

	For the nine months ended September 30,				Increase/(Decrease)
	2016	Percentage of net revenues	2015	Percentage of net revenues	2016 vs. 2015
	(€ million, except percentages)
EBIT	439	19.4%	359	17.0%	80	22.4%
EBIT for the nine months ended September 30, 2016 was €439 million, an increase of €80 million, or 22.4 percent, from €359 million for the nine months ended September 30, 2015.

The increase in EBIT was due to (i) favorable volume impact of €64 million, (ii) positive contribution of €51 million from supporting activities, including sponsorship, commercial and brand activities, (iii) positive net foreign currency exchange impact of €30 million (including €41 million relating to foreign currency hedging instruments), as well as (iv) a decrease in selling, general and administrative costs of €1 million, which were partially offset by (v) unfavorable product mix impact of €45 million, and (vi) an increase in research and development costs of €21 million.

The positive volume impact of €64 million was attributable to an increase in shipments of approximately 580 cars (excluding the LaFerrari and LaFerrari Aperta), driven by the 488 GTB, the 488 Spider and the F12tdf (all of which were launched in 2015), the first deliveries of the GTC4Lusso, and a positive contribution from the personalization programs. The unfavorable product mix impact was primarily attributable to the LaFerrari which finished its limited series run, as well as the F12berlinetta, which is in its 5th year of commercialization, and the phase-out of the FF, partially offset by F12tdf and first shipments of the newly launched LaFerrari Aperta in Q3 2016, as well as shipments of the non-registered racing car FXX K and the F60 America, our V12 open air roadster that commemorates 60 years in the United States.

Net financial expenses

	For the nine months ended September 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Net financial expenses	(25)	(5)	(20)	n.m.

Net financial expenses for the nine months ended September 30, 2016 were €25 million compared to €5 million for the nine months ended September 30, 2015.

The increase in net financial expenses was driven by (i) interest on debt incurred as a result of the Restructuring, and (ii) an increase in foreign currency exchange losses, partially offset by an increase in income on derivative financial instruments used to hedge against foreign currency exchange rate risk.

Income tax expense

	For the nine months ended September 30,		Increase/(Decrease)
	2016	2015	2016 vs. 2015
	(€ million, except percentages)
Income tax expense	126	119	7	6.3%

Income tax expense for the nine months ended September 30, 2016 was €126 million, an increase of €7 million, or 6.3 percent, from €119 million for the nine months ended September 30, 2015. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by the combined effect of additional deductions related to eligible research and development costs in accordance with Italian tax legislation, with impact on current tax expense, and the reversal of deferred taxes due to a reduction in the Italian tax rate (net of IRAP) from 27.5 percent to 24 percent by 2017.

The effective tax rate (net of IRAP) was 26.8 percent for the nine months ended September 30, 2016 compared to 29.3 percent for the nine months ended September 30, 2015.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2016 are expected to be between €320 million to €370 million, which we plan to fund primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Following the Separation on January 3, 2016, we terminated such arrangements and manage our liquidity and cash flow requirements on a standalone basis. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Company's liquidity, including the issuance of a bond and performance of a securitization program in nine months ended September 30, 2016.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase-out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States, has increased our financial services working capital requirements.

The payment of taxes also affects our working capital. Historically, as part of the FCA Group tax consolidation, a substantial portion of our taxes were paid in the fourth quarter of the year and a smaller portion in the third quarter. In 2016 our tax payments will be higher as it will be our first year as a standalone tax group and we will pay our taxes in two advances. In 2016, we made a payment at the end of the second quarter whilst the most substantial payment will be made in the fourth quarter. From 2017 we expect to pay taxes in equal advances, the first advance at either the end of the second quarter or the beginning of the third quarter, and the second advance in the fourth quarter.

Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the nine months ended September 30, 2016 and 2015. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2016	2015
	(€ million)
Cash and cash equivalents at beginning of the period	183	134
Cash flows from operating activities	566	534
Cash flows used in investing activities	(232)	(196)
Cash flows used in financing activities	(25)	(288)
Translation exchange differences	(1)	6
Total change in cash and cash equivalents	308	56
Cash and cash equivalent at the end of the period included within assets held for sale	(9)	—
Cash and cash equivalents at end of the period	482	190

Operating Activities - Nine Months Ended September 30, 2016

Our cash flows from operating activities for the nine months ended September 30, 2016 were €566 million, primarily the result of:

(i)
profit before taxes of €414 million adjusted for €180 million for depreciation and amortization expense, €36 million in provisions recognized, and €13 million related to other net non-cash income and net gains on disposals of property, plant and equipment, intangible assets and investment properties;

(ii)	€77 million relating to cash generated by the net change in other operating assets and liabilities, primarily attributable to advances received in relation to the LaFerrari Aperta;

(iii)
€75 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, primarily driven by an increase in trade receivables of €103 million and an increase in inventories of €6 million, partially offset by an increase in trade payables of €34 million; and

(iv)
€17 million related to cash absorbed by the increase in receivables from financing activities, primarily driven by an increase in our financial receivables portfolio in the United States and foreign currency exchange impact;

(v)	income taxes paid of €62 million.

Operating Activities - Nine Months Ended September 30, 2015

Our cash flows from operating activities for the nine months ended September 30, 2015 were €534 million, primarily the result of:

(i)
profit before taxes of €354 million adjusted to add back €203 million for depreciation and amortization expense, €34 million in provisions recognized, €38 million related to other non-cash expenses and income, relating primarily to the accruals to the allowances for doubtful trade and financing receivables and the provision for slow moving and obsolete inventories and €7 million related to net gains on disposals of property, plant and equipment, intangible assets and investment properties;

(ii)
€82 million related to cash generated by the decrease in receivables from financing activities, primarily driven by the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China, which at December 31, 2014 was equal to €147 million, partially offset by the increase in the financial services client financing portfolio;

(iii)
€67 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities, driven by VAT, deferred income and foreign currency exchange translation;

(iv)
€76 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) a decrease in trade payables of €100 million, (b) an increase in inventories of €11 million, partially offset by (c) a decrease in trade receivables of €35 million; and

(v)	income taxes paid of €27 million.

Investing Activities - Nine Months Ended September 30, 2016

Our cash flows used in investing activities for the nine months ended September 30, 2016 were €232 million and were comprised of (i) €125 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €111 million of additions to property, plant and equipment, related primarily to the plant and machinery relating to new models, partially offset by proceeds from the sale of property, plant and equipment and intangible assets of €4 million. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Nine Months Ended September 30, 2015

For the nine months ended September 30, 2015, our net cash used in investing activities was €196 million, primarily due to capital expenditures of €234 million, partially offset by €37 million proceeds from the disposal of assets and liabilities related to the investment properties. In particular, the €234 million of capital expenditures was comprised of (i) €115 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €119 million of additions to property, plant and equipment, related primarily to the new 488 GTB launched in 2015. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures”.

Financing Activities - Nine Months Ended September 30, 2016

Our cash flows used in financing activities for the nine months ended September 30, 2016 were €25 million, primarily the result of:

(i)	€500 million related to the full repayment of the Bridge Loan;

(ii)	€300 million related to a partial prepayment of the Term Loan;

(iii)	€87 million cash distribution of reserves;

(iv)	€16 million dividend paid to non-controlling interests;

(v)	€3 million of net repayments of other bank borrowings; and

(vi)	€4 million related to the settlement of financial liabilities with FCA.

These cash outflows were partially offset by:

(i)	€491 million of net proceeds related to the issuance of notes;

(ii)	€224 million of proceeds net of repayments related to a revolving securitization program in the U.S.;

(iii)	€139 million in proceeds from the settlement of the deposits in FCA Group cash management pools;

(iv)	€30 million related to net change in other debt; and

(v)	€1 million of proceeds from the share premium contribution made by FCA in connection with the Restructuring.

Financing Activities - Nine Months Ended September 30, 2015

Our cash flows from financing activities for the nine months ended September 30, 2015 were €288 million, primarily the result of:

(i)    €264 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€41 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;

(iii)	€31 million related to net change in financial liabilities with FCA;

(iv)	€9 million related to net change in other debt; and

(v)	€8 million related to the acquisition of non-controlling interest of the subsidiary Ferrari Financial Services S.p.A.

These cash outflows were partially offset by:

(i)
€65 million related to net proceeds from bank borrowings primarily related to an increase in the Ferrari Financial Services Inc facility with Sumitomo Bank, which was fully drawn down to finance the financial services portfolio in the United States of America.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the nine months ended September 30, 2016 were €236 million and €234 million for the nine months ended September 30, 2015.

The following table sets forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2016 and 2015:

	For the nine months ended September 30,
	2016	2015
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	109	108
Patents, concessions and licenses	8	4
Other intangible assets	8	3
Total intangible assets	125	115
Property, plant and equipment
Industrial buildings	5	13
Plant, machinery and equipment	57	66
Other assets	4	9
Advances and assets under construction	45	31
Total property, plant and equipment	111	119
Total capital expenditures	236	234

Intangible assets

Our capital expenditures in intangible assets were €125 million and €115 million for the nine months ended September 30, 2016 and 2015, respectively, the most significant component of which relates to externally acquired and internally generated development costs and information technologies costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

For the nine months ended September 30, 2016 we invested €109 million in externally acquired and internally generated development costs, of which €66 million related to development of models to be launched in future years, €22 million related to the GTC4Lusso, which production started in May 2016, €12 million related to components and €9 million related to development of other range and special series cars.

For the nine months ended September 30, 2015, we invested €108 million in externally acquired and internally generated development costs, of which €59 million related to development of models to be launched in future years, €32 million related to development of the 488 GTB and 488 Spider, new models which were presented in 2015, €11 million related to components and €6 million related to investments to develop other existing models in our product line.

Investment in other intangible assets mainly relates to costs recognized for the implementation of software.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €111 million and €119 million for the nine months ended September 30, 2016 and 2015, respectively.

Our most significant investments generally relate to plant, machinery and equipment, and in particular to our car production and engine assembly lines. Investments in plant, machinery and equipment amounted to €57 million and €66 million for the nine months ended September 30, 2016 and 2015, respectively.

For the nine months ended September 30, 2016 investments in plant, machinery and equipment of €57 million were composed of €23 million related to the investments in car production lines, €11 million related to engine assembly lines, €3 million of investments related to our personalization programs, and the residual amount was principally related to industrial tools needed for the production of cars.

For the nine months ended September 30, 2015, investments in plant and machinery of €66 million were composed of €25 million related to the 488 GTB, €7 million related to the F12tdf, a limited edition car announced in October 2015, €6 million related to engine assembly lines, €4 million of plant related to our personalization program and €3 million related to the California T. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.

Advances and assets under construction, which amounted to €45 million and €31 million for the nine months ended September 30, 2016 and 2015 respectively, primarily related to investments in car production lines.

Net Debt and Net Industrial Debt

Net Industrial Debt, defined as Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2016 and December 31, 2015.

	At September 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	482	183
Deposits in FCA Group cash management pools	—	139
Total liquidity	482	322
Term Loan	(1,196)	(1,496)
Bridge Loan	—	(499)
Other borrowings from banks	(243)	(250)
Bond	(495)	—
Securitization	(224)	—
Other debt	(41)	(12)
Financial liabilities with FCA Group	—	(3)
Total debt	(2,199)	(2,260)
Net Debt	(1,717)	(1,938)
Funded portion of the self-liquidating financial receivables portfolio	1,132	1,141
Net Industrial Debt	(585)	(797)

Cash and cash equivalents

Cash and cash equivalents of €482 million at September 30, 2016 (€183 million at December 31, 2015) were denominated in various currencies and available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China amounting to €86 million at September 30, 2016 (€106 million at December 31, 2015), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During 2015, Maserati fully settled receivable deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30,	At December 31,
	2016	2015
	(€ million)
Euro	225	22
U.S. Dollar	88	1
Chinese Yuan	86	106
Japanese Yen	37	41
Other currencies	46	13
Total	482	183

The increase in cash and cash equivalents, was primarily driven by €334 million of free cash flow partially offset by €25 million of cash used in financing activities as discussed above.

Deposits in FCA Group cash management pools

Deposits in FCA Group cash management pools related to our participation in a group-wide cash management system at FCA prior to the Separation, where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We accessed funds deposited in these accounts on a daily basis and had the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximated fair value based on the short maturity of these investments. Of the total €139 million of deposits in FCA Group cash management pools at December 31, 2015, €119 million was denominated in Euro and €20 million in U.S. Dollars. These arrangements were terminated in connection with the Separation, which was completed on January 3, 2016, and amounts on deposit were paid back to Ferrari in January 2016.

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools plus undrawn committed credit lines) at September 30, 2016 was €982 million (€822 million at December 31, 2015).

The following table summarizes our total available liquidity:

	At September 30,	At December 31,
	2016	2015
	(€ million)
Cash and cash equivalents	482	183
Deposits in FCA Group cash management pools	—	139
Undrawn committed credit lines	500	500
Total available liquidity	982	822

The increase in total available liquidity reflects an increase in cash and cash equivalents, driven by the previously mentioned free cash flow and partially offset by cash used in financing activities (see “Cash and cash equivalents”). The settlement of the FCA Group cash management pools reflects the termination of these arrangements in connection with the Separation, which was completed on January 3, 2016. The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” below for further details.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the bond (see “Bond” below), and in September 2016, the Company made a prepayment of €300 million on the Term Loan.

At September 30, 2016 and at December 31, 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points, that was renewed in January 2016 for a further 18 months; (ii) a $100 million U.S. Dollar denominated term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other borrowings from banks also include €20 million relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued a 1.5 percent coupon bond due 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490.7 million after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points.
At September 30, 2016, the liability under the securitization program amounted to $250 million (€224 million).
The securitization agreement requires the maintenance of an interest rate cap at 1.9 percent. At September 30, 2016, the fair value of the interest rate cap amounted to $64 thousand (€57 thousand) and is recorded within current financial assets.
Other debt

Other debt mainly relates to Ferrari S.p.A.

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3 million at December 31, 2015).

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2016 and 2015.

	For the nine months ended September 30,
	2016	2015
	(€ million)
Cash flows from operating activities	566	534
Cash flows used in investing activities	(232)	(196)
Free Cash Flow	334	338
Change in the self-liquidating financial receivables portfolio	17	78
Free Cash Flow from Industrial Activities	351	416

Free Cash Flow from Industrial Activities for the nine months ended September 30, 2016 was €351 million, a decrease from €416 million for the nine months ended September 30, 2015. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to the impact in 2015 of the one-time reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China of €160 million and €37 million proceeds from Maserati S.p.A. relating to the disposal of assets and liabilities for the investment properties.

Excluding these one-time effects in 2015, Free Cash Flow from Industrial Activities in 2016 of €351 million would have represented an increase of €132 million compared to Free Cash Flow from Industrial Activities in 2015 of €219 million. This increase is mainly attributable to an increase in EBITDA and advances received in relation to the LaFerrari Aperta, partially offset by capital expenditures, payment of a tax advance and a negative impact from net working capital.
Outlook Revised Upward
Shipments: ~8,000 including supercars

•	Net revenues: >€3 billion

•	Adjusted EBITDA: ~€850 million (up from ≥Euro 800 million)

•	Net Industrial Debt <€700 million, including an ordinary cash distribution to the holders of common shares (down from ≤Euro 730 million)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2016

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2016 and 2015
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2016	2015	2016	2015
		(€ thousand)
Net revenues	6	783,487	723,146	2,269,551	2,109,883
Cost of sales	7	395,876	372,277	1,149,902	1,094,015
Selling, general and administrative costs	8	76,574	80,193	231,332	232,293
Research and development costs	9	137,315	129,821	442,342	420,927
Other expenses/(income), net	10	1,223	(547)	6,082	3,241
EBIT		172,499	141,402	439,893	359,407
Net financial (expenses)/income	11	(11,022)	554	(24,996)	(5,408)
Profit before taxes		161,477	141,956	414,897	353,999
Income tax expense	12	48,159	47,554	126,128	118,618
Net profit		113,318	94,402	288,769	235,381
Net profit attributable to:
Owners of the parent		112,856	93,965	287,836	233,599
Non-controlling interests		462	437	933	1,782

Basic and diluted earnings per common share (in €)	13	0.59	0.50	1.52	1.24

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2016 and 2015
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2016	2015	2016	2015
		(€ thousand)
Net profit		113,318	94,402	288,769	235,381
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	21	15,278	39,326	77,785	(10,296)
Exchange differences on translating foreign operations	21	(529)	(4,929)	(674)	8,836
Related tax impact	21	(4,798)	(12,341)	(24,409)	3,220
Total items that may be reclassified to the consolidated income statement in subsequent periods		9,951	22,056	52,702	1,760
Total other comprehensive income, net of tax	21	9,951	22,056	52,702	1,760
Total comprehensive income		123,269	116,458	341,471	237,141
Total comprehensive income attributable to:
Owners of the parent		122,850	117,494	340,812	234,714
Non-controlling interests		419	(1,036)	659	2,427

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2016 and at December 31, 2015

	Note	At September 30, 2016 (*)	At December 31, 2015
		(€ thousand)
Assets
Goodwill		785,182	787,178
Intangible assets	14	346,566	307,810
Property, plant and equipment	15	640,468	626,130
Investments and other financial assets	16	12,275	11,836
Deferred tax assets	12	101,386	122,622
Total non-current assets		1,885,877	1,855,576
Inventories	17	293,671	295,436
Trade receivables	18	259,167	158,165
Receivables from financing activities	18	710,895	1,173,825
Current tax receivables	18	8,852	15,369
Other current assets	18	77,510	46,477
Current financial assets	19	24,341	8,626
Deposits in FCA Group cash management pools	18	—	139,172
Cash and cash equivalents		482,389	182,753
Total current assets		1,856,825	2,019,823
Assets held for sale	20	476,603	—
Total assets		4,219,305	3,875,399

Equity/(Deficit) and liabilities
Equity/(Deficit) attributable to owners of the parent		229,006	(25,123)
Non-controlling interests		4,647	5,720
Total equity/(deficit)	21	233,653	(19,403)

Employee benefits		93,349	78,373
Provisions	22	163,195	141,847
Deferred tax liabilities	12	16,131	23,345
Debt	23	2,198,935	2,260,390
Other liabilities	24	753,463	654,784
Other financial liabilities	19	20,663	103,332
Trade payables	25	535,794	507,499
Current tax payables		186,111	125,232
Liabilities held for sale	20	18,011	—
Total equity/(deficit) and liabilities		4,219,305	3,875,399

(*)	Unaudited

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2016 and 2015
(Unaudited)

	For the nine months ended September 30,
	2016	2015
	(€ thousand)
Cash and cash equivalents at beginning of the period	182,753	134,278
Cash flows from operating activities:
Profit before taxes	414,897	353,999
Amortization and depreciation	180,457	202,742
Provision accruals	35,547	34,012
Other non-cash expenses / (income)	15,181	38,485
Net gains on disposal of property, plant and equipment and intangible assets	(2,933)	(6,964)
Change in inventories	(5,712)	(10,922)
Change in trade receivables	(103,034)	35,026
Change in trade payables	33,734	(100,482)
Change in receivables from financing activities	(16,582)	81,565
Change in other operating assets and liabilities	77,130	(66,529)
Income tax paid	(61,501)	(26,878)
Total	567,184	534,054

Cash flows used in investing activities:
Investments in property, plant and equipment	(110,709)	(119,092)
Investments in intangible assets	(124,945)	(115,176)
Change in investments and other financial assets	—	(370)
Proceeds from the sale of property, plant and equipment and intangible assets	3,544	1,370
Proceeds from the sale of assets and liabilities related to investment properties	—	37,130
Total	(232,110)	(196,138)

Cash flows used in financing activities:
Repayment of Bridge Loan	(500,000)	—
Repayment of Term Loan	(300,000)	—
Net change in bank borrowings	(3,336)	64,950
Securitization net of repayments	224,109	—
Proceeds from bond	490,729	—
Net change in deposits in FCA Group cash management pools and financial liabilities with FCA Group	134,928	(294,682)
Net change in other debt	29,935	(9,496)
Acquisition of non-controlling interest	—	(8,500)
Change in equity	1,384	—
Cash distribution of reserves	(86,905)
Dividends paid to non-controlling interest	(16,394)	(40,766)
Total	(25,550)	(288,494)

Translation exchange differences	(1,321)	6,381
Total change in cash and cash equivalents	308,203	55,803
Cash and cash equivalents at the end of the period included within assets held for sale	(8,567)	—
Cash and cash equivalents at end of the period	482,389	190,081
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2016 and 2015
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	2,469,618	8,695	2,478,313
Transaction with non-controlling interest	—	(2,602)	—	—	—	(2,602)	(5,898)	(8,500)
Net profit	—	233,599	—	—	—	233,599	1,782	235,381
Other comprehensive income/(loss)	—	—	(7,076)	8,191	—	1,115	645	1,760
Reclassification (1)	—	(2,117)	—	—	2,117		—	—
At September 30, 2015	3,778	2,732,494	(65,633)	38,103	(7,012)	2,701,730	5,224	2,706,954

(1)	Relates to the reclassification of the actuarial gain/(loss) recognized on the remeasurement of the defined benefit pension plans.

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2015	3,778	(12,127)	(52,923)	42,571	(6,422)	(25,123)	5,720	(19,403)
Net profit	—	287,836	—	—	—	287,836	933	288,769
Other comprehensive income/(loss)	—	—	53,376	(400)	—	52,976	(274)	52,702
Cash distribution of reserves	—	(86,905)	—	—	—	(86,905)	—	(86,905)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,732)	(1,732)
Separation (1)	(1,274)	1,496	—	—	—	222	—	222
At September 30, 2016	2,504	190,300	453	42,171	(6,422)	229,006	4,647	233,653

(1)	Reflects the effects of the Separation. See Note 21 “Equity” for additional details.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 172 independent dealers. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 41 Ferrari stores and the Group's website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through financial services entities, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotion activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.
On October 29, 2014, Fiat Chrysler Automobiles N.V. (“FCA”) announced its intention to separate Ferrari S.p.A. from FCA. The separation was completed on January 3, 2016 and occurred through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in the Company’s acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to the Company, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in the Company to its shareholders. After the Separation, which took place on January 3, 2016, Ferrari operates as an independent, publicly traded company. On January 4, 2016, the Company's shares were also listed on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana.
The transactions described above in (i) and (ii) (referred to collectively as the “Restructuring”) were completed in October 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange, the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owned 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note was €2.8 billion, which was refinanced through cash deposits held with FCA and for the remainder from new third party debt.

•
Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange, the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprised: (i) a capital reorganization of the group under the Company, which has been accounted for in these interim condensed consolidated financial statements (the “Interim Condensed Consolidated Financial Statements”)as though it had occurred effective January 1, 2015 using FCA’s basis of accounting (see Note 21 “Equity”), and (ii) the issuance of the FCA Note, which has been reflected in these Interim Condensed Consolidated Financial Statements only from the date in which it occurred (see Note 23 “Debt”).
The remaining steps of the Separation, which were completed between January 1 and January 3, 2016 through two consecutive demergers followed by a merger under Dutch law, have been reflected in these Interim Condensed Consolidated Financial Statements only from the date in which the related transactions occurred and had no impact on the Company’s results of operations or financial position. As part of the Separation a new entity, FE New N.V., was created. Pursuant to the demergers the shares in the Company held by FCA were ultimately transferred to FE New N.V., with FE New N.V. issuing shares in its capital to the shareholders of FCA. In connection with the demergers, the mandatory convertible security holders of FCA also received shares in FE New N.V. On completion of the Separation the Company was merged with and into FE New N.V. and FE New N.V. was renamed Ferrari N.V.
Following the Separation and at September 30, 2016, the share capital of the Company amounted to €2,504 thousand, comprising 193,923,499 common shares and 56,497,618 special voting shares all with nominal value of €0.01 per share. At September 30, 2016, Ferrari N.V. had 5,000,000 common shares and 2,930 special voting shares held in treasury.
Also following the Separation, the cash pooling and financial liabilities with the FCA Group were settled and the relevant agreements were terminated. The derivative contracts that were previously held by FCA were novated to Ferrari S.p.A.
Following the completion of the Separation, on January 4, 2016 the Company also completed the listing of its common shares on the Mercato Telematico Azionario, the stock exchange managed by Borsa Italiana, under the ticker symbol RACE.
References to the company in these Interim Condensed Consolidated Financial Statements refer to Ferrari N.V. (formerly named FE New N.V.) following the Separation and to Ferrari N.V.'s predecessor (formerly named New Business Netherlands N.V.), prior to the completion of the Separation.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 7, 2016, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2015 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2015, except as described in the following paragraph “New standards and amendments effective from January 1, 2016.”

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Format of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim consolidated income statement, interim consolidated statement of comprehensive income, interim consolidated statement of financial position, interim consolidated statement of cash flows, interim consolidated statement of changes in equity and notes thereto.

New standards and amendments effective from January 1, 2016

The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the preparation of these Interim Condensed Consolidated Financial Statements.

•
The Group adopted the amendments to IFRS 11 - Joint Arrangements, which clarify the accounting for acquisitions of interests in a joint operation that constitutes a business. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 16 - Property, Plant and Equipment and to IAS 38 - Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. There was no effect from the adoption of these amendments.

•
The Group adopted the Annual Improvements to IFRSs 2012-2014 Cycle, a series of amendments to IFRS in response to issues raised mainly on, among others, the changes of method of disposal in IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations, on servicing contracts in IFRS 7 - Financial Instruments: Disclosures, and on the discount rate determination in IAS 19 - Employee Benefits. There was no effect from the adoption of these amendments.

•
The Group adopted the amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. There was no effect from the adoption of these amendments.

New standards and amendments issued in 2016

In April 2016, the IASB issued amendments to IFRS 15 – Revenue from Contracts with Customers which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and determine whether the revenue from granting a license should be recognized at a point in time or over time. The amendments also provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15.

In June 2016, the IASB issued amendments to IFRS 2 – Share-Based Payment, which provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application is permitted.

Except as noted above, at the date of these Interim Condensed Consolidated Financial Statements, the IASB had not issued any new standards, amendments or interpretations in 2016 in addition to those described in the Consolidated Financial Statements. Reference should be made to the section “New standards, amendments and interpretations not yet effective” in the Consolidated Financial Statements for a detailed description of new standards issued but not yet effective at September 30, 2016.

Scope of consolidation

On July 21, 2016 and August 4, 2016 the Group constituted, respectively, Ferrari Financial Services Titling Trust ("FFS Titling Trust") and Ferrari Auto Securitization Transaction - Lease, LLC ("FAST - Lease, LLC") to perform securitization programs in the United States. Both FFS Titling Trust and FAST - Lease, LLC were not operating until October 2016.

On May 2, 2016, Ferrari Financial Services S.p.A. (“FFS S.p.A.”), an Italian indirect subsidiary of Ferrari N.V., and FCA Bank S.p.A. (“FCA Bank”), signed a memorandum of understanding for FCA Bank to acquire a majority stake in Ferrari Financial Services GmbH (“FFS GmbH”) (formerly known as Ferrari Financial Services AG or FFS AG), a wholly owned subsidiary of FFS S.p.A. that is consolidated by the Group. Following the signing of the memorandum of understanding, FFS GmbH has been classified as held for sale, however FFS GmbH is not a discontinued operation as it does not represent a separate line of business. See Note 20 “Assets and liabilities held for sale” for additional details. The transaction was completed on November 7, 2016 and FFS GmbH will be deconsolidated from this date and the remaining interest will be accounted for using the equity method. See Note 30 "Subsequent Events."

On April 30, 2016, the liquidation process of Ferrari Financial Services KK (“FFS KK”), which commenced in February 2016, was completed. The liquidation follows the disposal of the financial services portfolio in Japan in November 2015. As a result of the liquidation, FFS KK is no longer included in the scope of consolidation.

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed its first securitization program of retail financial receivables in the United States. The program was executed through Ferrari Auto Securitization Transaction LLC (“FAST”), a special purpose vehicle formed for the purpose of the securitization. Based on the technical analysis performed, FFS Inc has control over FAST through contractual terms that allow it to direct the relevant activities of FAST’s business. Therefore, starting from such date, FAST is included in the scope of consolidation of the Group.

On September 23, 2015, the Group entered into an agreement to sell a group of assets related to its investment properties, including its participation in Ferrari GED S.p.A. to the tenant, Maserati S.p.A.

On July 28, 2015, the Group acquired the remaining 10 percent of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from the minority, and as a result owns 100 percent of the share capital of the company.

Other than as set forth above, there have been no changes in the scope of consolidation.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk and financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 29 of the Consolidated Financial Statements.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2016		2015
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.1162	1.1161	1.1142	1.1203	1.0887
Pound Sterling	0.8030	0.8610	0.7272	0.7385	0.7340
Swiss Franc	1.0936	1.0876	1.0620	1.0915	1.0835
Japanese Yen	120.9753	113.0900	134.7506	134.6900	131.0700
Chinese Yuan	7.3462	7.4463	6.9628	7.1206	7.0608
Australian Dollar	1.5047	1.4657	1.4629	1.5939	1.4897
Singapore Dollar	1.5297	1.5235	1.5198	1.5921	1.5417

6. NET REVENUES
Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ thousand)
Revenues from:
Cars and spare parts	537,063	537,696	1,606,701	1,544,999
Engines	97,251	50,769	225,381	171,911
Sponsorship, commercial and brand	125,195	109,725	360,409	322,006
Other	23,978	24,956	77,060	70,967
Total net revenues	783,487	723,146	2,269,551	2,109,883
Other primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended September 30, 2016 and 2015 amounted to €395,876 thousand and €372,277 thousand, respectively, and for the nine months ended September 30, 2016 and 2015 amounted to €1,149,902 thousand and €1,094,015 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Cost of sales for the nine months ended September 30, 2016 includes €9,950 thousand related to the charges for Takata airbag inflator recalls. See Note 29 “Contingencies” for additional details.
Interest and other financial expenses from financial services companies included within cost of sales for the three months ended September 30, 2016 and 2015 amounted to €6,145 thousand and €5,489 thousand, respectively and for the nine months ended September 30, 2016 and 2015 amounted to €16,637 thousand and €13,789 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended September 30, 2016 and 2015 amounted to €30,750 thousand and €28,913 thousand, respectively, and for the nine months ended September 30, 2016 and 2015 amounted to €111,461 thousand and €113,431 thousand, respectively, consisting mainly of administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs for the three months ended September 30, 2016 and 2015 amounted to €45,824 thousand and €51,280 thousand, respectively, and for the nine months ended September 30, 2016 and 2015 amounted to €119,871 thousand and €118,862 thousand, respectively, comprising mainly of marketing and sales personnel costs. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ thousand)
Research and development costs expensed during the period	111,759	99,153	366,927	334,401
Amortization of capitalized development costs	25,556	30,668	75,415	86,526
Total research and development costs	137,315	129,821	442,342	420,927
The main component of research and development costs expensed during the period related to the research and development activities performed for the Formula 1 racing car, and in particular, to initiatives to maximize the performance, efficiency and driveability of the car.
The U.S. National Highway Traffic Safety Administration (“NHTSA”) published guidelines for driver distraction. These guidelines focus on, among other things, the need to modify the design of car devices and other driver interfaces to minimize driver distraction. We are evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps and countermeasures, if any, we will need to take to comply with these requirements.

10. OTHER EXPENSES/(INCOME), NET
Other expenses/(income), net for the three months ended September 30, 2016 included other expenses of €3,090 thousand, mainly related to miscellaneous expenses and indirect taxes, partially offset by gain on disposal on tangible assets.

Other expenses/(income), net for the nine months ended September 30, 2016 included other expenses of €11,270 thousand, mainly related to provisions, indirect taxes and miscellaneous expenses, partially offset by gains on disposal on tangible assets, rental and miscellaneous income.

11. NET FINANCIAL (EXPENSES)/INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	1,114	880	2,398	4,480
Financial services companies (reported within net revenues)	15,636	15,864	46,836	45,097

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(12,136)	(326)	(27,394)	(9,888)
Financial services companies (reported within cost of sales)	(6,145)	(5,489)	(16,637)	(13,789)

Net financial (expenses)/income relating to industrial companies (A - B)	(11,022)	554	(24,996)	(5,408)
Net financial expenses for the three and nine months ended September 30, 2016 mainly related to interest expenses on debt incurred as a result of the Restructuring. See Note 23 “Debt”. Net financial expenses also included foreign currency exchange rate differences and expenses or from derivative financial instruments.

12. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ thousand)
Current tax expense	52,058	50,577	138,687	144,938
Deferred tax benefit	(2,249)	(3,045)	(5,777)	(26,361)
Taxes relating to prior periods	(1,650)	22	(6,782)	41
Total income tax expense	48,159	47,554	126,128	118,618

Income tax expense amounted to €48,159 thousand for the three months ended September 30, 2016 compared to €47,554 thousand for the three months ended September 30, 2015, and €126,128 thousand for the nine months ended September 30, 2016 compared to €118,618 thousand for the nine months ended September 30, 2015, primarily attributable to an increase in profit before taxes, partially offset by the combined effect of additional deductions related to eligible research and development costs in accordance with Italian tax legislation, with impact on current tax expense, and the reversal of deferred taxes due to a reduction in the Italian income tax rate (net of Italian Regional Income Tax (“IRAP”)) from 27.5 percent to 24.0 percent by 2017.

Income tax expense recorded in these Interim Condensed Consolidated Financial Statements has been calculated based on the tax rate expected for the full financial year. The tax rate (net of IRAP) used for the nine months ended September 30, 2016 is 26.8 percent compared to 29.3 percent for the nine months ended September 30, 2015.

IRAP (current and deferred) for the nine months ended September 30, 2016 and 2015 amounted to €15,057 thousand and €14,799 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for the nine months ended September 30, 2016 and 2015, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

The decrease in net deferred tax assets from December 31, 2015 to September 30, 2016 was primarily due to the tax impact on gains from cash flow hedging instruments.

13. EARNINGS PER SHARE
For the purpose of calculating earnings per share for the three and nine months ended September 30, 2016 and 2015, the weighted average number of common shares outstanding retrospectively reflects the effects of the Separation.
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2016	2015	2016	2015
Profit attributable to owners of the Company	€ thousand	112,856	93,965	287,836	233,599
Weighted average number of common shares	thousand	188,923	188,923	188,923	188,923
Basic and diluted earnings per common share		€0.59	0.50	1.52	1.24

Diluted earnings per share
Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.

14. INTANGIBLE ASSETS

	Balance at December 31, 2015	Additions	Disposals	Amortization	Reclassification to held for sale	Translation differences	Balance at September 30, 2016
	(€ thousand)
Intangible assets	307,810	124,945	—	(84,875)	(1,294)	(20)	346,566
Additions of €124,945 thousand for the nine months ended September 30, 2016, primarily related to externally acquired and internally generated development costs for new models and existing models.
During the nine months ended September 30, 2016, the Group capitalized borrowing costs of €643 thousand, which are amortized over the useful life of the category of assets to which they relate.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2015	Additions	Disposals	Depreciation	Reclassification to held for sale	Translation differences	Balance at September 30, 2016
	(€ thousand)
Property, plant and equipment	626,130	110,709	(611)	(95,582)	(221)	43	640,468
Additions of €110,709 thousand for the nine months ended September 30, 2016 were mainly comprised of additions to plant, machinery and equipment, advances and assets under construction.

For the nine months ended September 30, 2016 the Group capitalized borrowing costs of €418 thousand, which are depreciated over the useful life of the category of assets to which they relate.

At September 30, 2016, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €45,128 thousand (€31,041 thousand at December 31, 2015).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Delta Top Co option	11,221	10,858
Other securities and other financial assets	1,054	978
Total investments and other financial assets	12,275	11,836

Movements in the Delta Top Co option relate to the revaluation of the instrument as a result of the agreement between Liberty Media Corporation (“LMC”) and CVC Capital Partners (“CVC”), where CVC sold a portion of its shareholding in Delta Top Co to LMC which had an impact on the valuation parameters.

17. INVENTORIES

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Raw materials	82,217	75,812
Semi-finished goods	77,498	67,819
Finished goods	133,956	151,805
Total inventories	293,671	295,436
The amount of inventory writedowns recognized as an expense within cost of sales was €5,514 thousand and €11,475 thousand for the nine months ended September 30, 2016 and 2015, respectively.

18. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Receivables from financing activities	710,895	1,173,825
Trade receivables	259,167	158,165
Current tax receivables	8,852	15,369
Other current assets	77,510	46,477
Deposits in FCA Group cash management pools	—	139,172
Total	1,056,424	1,533,008
Receivables from financing activities
Receivables from financing activities are as follows:

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Client financing	683,778	1,115,661
Dealer financing	27,117	27,263
Factoring receivables	—	30,901
Total	710,895	1,173,825
The significant decrease in receivables from financing activities is mainly related to the classification of the portfolio of FFS GmbH to assets held for sale. See Note 20 “Assets and liabilities held for sale” for additional details.

Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools related to the Group’s participation in a group-wide cash management system at FCA Group. Following the Separation on January 3, 2016, these arrangements were terminated and the Group received the cash that was held on deposit. The Group now manages its own liquidity and treasury function on a standalone basis.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Financial derivatives	11,296	5,070
Other financial assets	13,045	3,556
Current financial assets	24,341	8,626

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at September 30, 2016 and December 31, 2015.

	At September 30, 2016		At December 31, 2015
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	10,660	(19,593)	1,900	(102,066)
Total cash flow hedges	10,660	(19,593)	1,900	(102,066)
Other foreign exchange derivatives	579	(1,070)	3,170	(1,266)
Interest rate cap	57	—	—	—
Financial derivatives	11,296	(20,663)	5,070	(103,332)
Other foreign exchange derivatives relate to foreign currency forwards entered into for hedging purposes that do not qualify for hedge accounting treatment.

20. ASSETS AND LIABILITIES HELD FOR SALE
On May 2, 2016, a memorandum of understanding was signed between Ferrari Financial Services S.p.A., an indirectly owned subsidiary of Ferrari N.V., and FCA Bank for FCA Bank to acquire a majority stake in Ferrari Financial Services GmbH (formerly known as Ferrari Financial Services or FFS AG), a wholly owned subsidiary of FFS S.p.A. FFS GmbH provides retail and leasing financial services in certain European countries. The completion of the transaction took place on November 7, 2016 and FFS GmbH will be deconsolidated from such date and accounted for using the equity method.
Following the signing of the memorandum of understanding, the assets and liabilities of FFS GmbH have been presented as held for sale. The assets and liabilities of FFS GmbH represent a disposal group as they have been disposed of as a group in a single transaction, however FFS GmbH is not a discontinued operation as it does not represent a separate line of business.
The classification of FFS GmbH’s assets and liabilities as held for sale did not result in any measurement adjustments as the fair value less costs to sell is higher than the carrying amount.
The major classes of assets and liabilities of the FFS GmbH disposal group are as follows:

(€ thousand)	At September 30, 2016
Assets held for sale
Goodwill	1,997
Intangible assets	1,294
Property, plant and equipment	221
Deferred tax assets	2,869
Receivables from financing activities	457,597
Other current assets	4,058
Cash and cash equivalents	8,567
Total assets of the disposal group	476,603

Liabilities associated with assets held for sale
Deferred tax liabilities	8,182
Other current liabilities	9,829
Total liabilities of the disposal group	18,011
Total net assets of the disposal group	458,592

The FFS GmbH financial receivables portfolio is funded through intercompany debt that was eliminated in consolidation prior to the disposal of the majority stake. See Note 30 "Subsequent Events".

21. EQUITY
Share capital
At September 30, 2016, the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At September 30, 2016, the Company held 5,000,000 common shares and 2,930 special voting shares in treasury.
At December 31, 2015, the fully paid up share capital of the Company was €3,778 thousand, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01. As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2015.
The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds.

The loyalty voting structure

Following the Separation, Exor S.p.A. (“Exor”) and Piero Ferrari participate in our loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves

Retained earnings and other reserves includes:

•
the share premium reserve of €5,888,529 thousand at September 30, 2016 (€5,975,434 thousand at December 31, 2015). The share premium reserve originated from the issuance of common shares pursuant to the Restructuring and from a share premium contribution of €1,162 thousand made by FCA in 2015 and received in 2016. As explained below, the movement in the nine months ended September 30, 2016 relates to a cash distribution which was made from this reserve;

•	the legal reserve of €5 thousand at September 30, 2016 and at December 31, 2015, determined in accordance with Dutch law.

Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2016, the Company paid a cash distribution of €0.46 per common share in May 2016, corresponding to a total distribution of €86,905 thousand. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ thousand)
(Losses)/gains on cash flow hedging instruments arising during the period	1,527	17,060	12,543	(124,199)
Losses on cash flow hedging instruments reclassified to the consolidated income statement	13,751	22,266	65,242	113,903
Gains/(losses) on cash flow hedging instruments	15,278	39,326	77,785	(10,296)
Exchange differences on translating foreign operations arising during the period	(529)	(4,929)	(674)	8,836
Total items that may be reclassified to the consolidated income statement in subsequent periods	14,749	34,397	77,111	(1,460)
Total other comprehensive income/(loss)	14,749	34,397	77,111	(1,460)
Related tax impact	(4,798)	(12,341)	(24,409)	3,220
Total other comprehensive income/(loss), net of tax	9,951	22,056	52,702	1,760
Gains on cash flow hedging instruments arising during the nine months ended September 30, 2016 and losses arising during the nine months ended September 30, 2015 relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effect relating to other comprehensive income/(loss) are as follows:

	For the nine months ended September 30,
	2016			2015
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Gains/(losses) on cash flow hedging instruments	77,785	(24,409)	53,376	(10,296)	3,220	(7,076)
Exchange (losses)/gains on translating foreign operations	(674)	—	(674)	8,836	—	8,836
Total other comprehensive income/(loss)	77,111	(24,409)	52,702	(1,460)	3,220	1,760

22. PROVISIONS
The Group’s provisions are as follows:

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Warranty and recall campaigns provision	92,817	76,312
Legal proceedings and disputes	46,314	44,977
Other risks	24,064	20,558
Total provisions	163,195	141,847
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.

Movements in provisions are as follows:

	Balance at December 31, 2015	Additional provisions	Utilization	Translation differences	Balance at September 30, 2016
	(€ thousand)
Warranty and recall campaigns provision	76,312	27,993	(11,428)	(60)	92,817
Legal proceedings and disputes	44,977	2,202	(865)	—	46,314
Other risks	20,558	5,352	(1,638)	(208)	24,064
Total provisions	141,847	35,547	(13,931)	(268)	163,195
Warranty and recall campaigns provision includes €10 million that is recorded within cost of sales for the estimated charges for Takata airbag inflator recalls. See Note 29 “Contingencies” for additional details.
23. DEBT

	Balance at December 31, 2015	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at September 30, 2016
	(€ thousand)
Borrowings from banks	2,245,144	10,041	(813,377)	3,692	(7,495)	1,438,005
Bond	—	490,729	—	4,694	—	495,423
Securitization	—	280,662	(54,227)	—	(2,326)	224,109
Other debt	11,459	46,445	(16,558)	48	4	41,398
Financial liabilities with FCA	3,787	—	(3,743)	—	(44)	—
Total debt	2,260,390	827,877	(887,905)	8,434	(9,861)	2,198,935
Borrowings from banks
The Group’s borrowings from banks are as follows:

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Term Loan	1,195,662	1,495,725
Bridge Loan	—	498,987
Other borrowings from banks	242,343	250,432
Total	1,438,005	2,245,144

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of ten banks (the “Facility”). The Facility comprises a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. At December 31, 2015, the Bridge Loan was fully drawn down by the Company, whilst €1,425 million of the Term Loan was drawn down by the Company and the remaining €75 million was drawn down by Ferrari Financial Services Inc.

In March 2016, the Bridge Loan was subsequently fully repaid using primarily, the proceeds from the bond (see “Bond” below), and in September 2016, the Company made a prepayment of €300 million on the Term Loan.

At September 30, 2016 and at December 31, 2015 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group.

Other borrowings from banks

Other borrowings from banks mainly relate to financial liabilities of Ferrari Financial Services Inc to support the financial services operations and in particular (i) a $150 million U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread of 110 basis points, that was renewed in January 2016 for a further 18 months; (ii) a $100 million U.S. Dollar denominated term loan that was entered into on November 17, 2015, the proceeds of which were used to repay financial liabilities with FCA in the United States. This facility bears interest at a fixed rate and matures in December 2016. Other borrowings from banks also include €20 million relating to various short and medium-term credit facilities.

Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds together with additional cash held by the Company, were used to fully repay the €500,000 thousand Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange.

Securitization

On January 19, 2016, Ferrari Financial Services Inc. (“FFS Inc”) performed a revolving securitization program for funding of up to $250 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points.
At September 30, 2016, the liability under the securitization program amounted to $250 million (€224 million).
The securitization agreement requires the maintenance of an interest rate cap at 1.9 percent. At September 30, 2016, the fair value of the interest rate cap amounted to $64 thousand (€57 thousand) and is recorded within current financial assets.
Other debt

Other debt mainly relates to Ferrari S.p.A..

Financial liabilities with FCA Group

Financial liabilities with FCA Group were fully settled upon completion of the Separation on January 3, 2016 (€3,787 thousand at December 31, 2015).

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At September 30, 2016	At December 31, 2015
	(€ thousand)
Deferred income	383,971	268,452
Advances and security deposits	175,601	194,364
Accrued expenses	93,929	76,514
Payables to personnel	28,915	17,145
Social security payables	12,585	18,950
Other	58,462	79,359
Total other liabilities	753,463	654,784
Deferred income primarily includes amounts received under the scheduled maintenance program of €149,708 thousand at September 30, 2016 and €135,957 thousand at December 31, 2015, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at September 30, 2016 and at December 31, 2015 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue, and as such, the decrease is primarily related to the shipments of special series, limited edition and supercars in the nine months ended September 30, 2016, partially offset by advances received for the LaFerrari Aperta.
The classification ‘Other’ within other liabilities at September 30, 2016 includes €4,633 thousand (€18,308 thousand at December 31, 2015) related to dividends payable to the non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. Ltd.

25. TRADE PAYABLES
Trade payables of €535,794 thousand at September 30, 2016 (€507,499 thousand at December 31, 2015) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2016 and at December 31, 2015:

		At September 30, 2016
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		482,389	—	—	482,389
Investments and other financial assets - Delta Top Co option	16	—	—	11,221	11,221
Current financial assets	19	—	11,296	—	11,296
Total assets		482,389	11,296	11,221	504,906
Other financial liabilities	19	—	20,663	—	20,663
Total liabilities		—	20,663	—	20,663

		At December 31, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		182,753	—	—	182,753
Investments and other financial assets - Delta Top Co option	16	—	—	10,858	10,858
Current financial assets	19	—	5,070	—	5,070
Total assets		182,753	5,070	10,858	198,681
Other financial liabilities	19	—	103,332	—	103,332
Total liabilities		—	103,332	—	103,332
There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

The following table presents the changes in fair value of the Delta Top Co option (the only asset categorized in level 3) from December 31, 2015 to September 30, 2016.

Investments and other financial assets - Delta Top Co option
(€ thousand)
At December 31, 2015	10,858
Gains recognized in consolidated income statement	363
At September 30, 2016	11,221
Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At September 30, 2016		At December 31, 2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Deposits in FCA Group cash management pools	18	—	—	139,172	139,172
Receivables from financing activities	18	710,895	710,895	1,173,825	1,173,825
Total		710,895	710,895	1,312,997	1,312,997

Debt	23	2,198,935	2,217,214	2,260,390	2,259,878

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of the Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”), which is controlled by the FCA Group;

•	the purchase of engine components for use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•	the purchase of automotive lighting and components from Magneti Marelli S.p.A. and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

Prior to the Separation, the Group also had the following financial transactions with the FCA Group:

•
the Group sold a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole. On derecognition of the asset, the difference between the carrying amount and the consideration received or receivable was recognized in cost of sales;

•	certain Ferrari financing companies obtained financing from FCA Group companies. Financial liabilities with FCA Group companies at December 31, 2015 related to the amounts owed under such facilities.

•
Ferrari Group companies participated in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group were centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represented the Group’s participation in such pools. Deposits with FCA Group earned EURIBOR or LIBOR +15bps.

Following the Separation, these arrangements were terminated and the Group manages its liquidity and treasury function on a standalone basis.
Transactions with Exor Group companies

•	the Group earns sponsorship revenue from Iveco S.p.A.;

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team.
Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Philip Morris International and Ferretti S.p.A.;

•	sale of cars to Lancaster Motor Company Ltd;

•	sale of cars to certain members of the Board of Directors of Ferrari S.p.A. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the nine months ended September 30,
	2016			2015
	Net revenues	(Income) / cost (1)	Financial income/ (expenses)	Net revenues	(Income) / cost (1)	Financial income/ (expenses)
	(€ thousand)
FCA Group companies
Maserati	152,327	1,178		142,183	385	—
FCA US LLC	—	24,740		540	15,738	—
Magneti Marelli	1,324	20,594		1,152	22,825	—
Other FCA Group companies	3,672	7,320	(320)	4,819	34,482	(13,629)
Total FCA Group companies	157,323	53,832	(320)	148,694	73,430	(13,629)

Exor Group companies (excluding the FCA Group)
Exor Group companies	150	140		275	264	—

Other related parties
COXA S.p.A.	95	5,401	—	161	5,354	—
HPE S.r.l.		3,585	—	—	2,059	—
Other related parties	7,455	24	—	—	—	—
Total other related parties	7,550	9,010	—	161	7,413	—
Total transactions with related parties	165,023	62,982	(320)	149,130	81,107	(13,629)
Total for the Group	2,269,551	1,387,316	(24,996)	2,109,883	1,329,549	(5,408)
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income).

Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2016				At December 31, 2015
	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)	Trade receivables	Trade payables	Other current assets (1)	Other liabilities (2)
	(€ thousand)
FCA Group companies
Maserati	64,312	3,630	—	34,283	40,362	4,884	—	34,924
FCA US LLC	164	11,110	—	—	501	4,248	—	—
Magneti Marelli	1,231	6,649	—	—	1,007	6,169	—	—
Other FCA Group companies	75	4,103	3,670	123,267	377	5,399	3,668	122,743
Total FCA Group companies	65,782	25,492	3,670	157,550	42,247	20,700	3,668	157,667

Exor Group companies (excluding the FCA Group)
Exor Group companies	152	31	—	3	2	40	—	—

Other related parties
COXA S.p.A.	—	952	—	—	—	1,434	—	—
HPE S.r.l.	—	657	—	—	—	1,609	—	—
Other related parties	584	24	—	15	3,670	—	—	2,767
Total other related parties	584	1,633	—	15	3,670	3,043	—	2,767
Total transactions with related parties	66,518	27,156	3,670	157,568	45,919	23,783	3,668	160,434
Total for the Group	259,167	535,794	86,362	939,574	158,165	507,499	61,846	780,016
______________________________
(1)    Other current assets include other current assets and current tax receivables.
(2)    Other liabilities include other liabilities and current tax payables.

Financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2016				At December 31, 2015
	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Current financial assets	Deposits in FCA Group cash management pools	Receivables from financing activities	Current financial assets	Debt
	(€ thousand)
Other FCA Group companies	—	—	8,379	—	139,172	—	1,188	3,787
Total transactions with related parties	—	—	8,379	—	139,172	—	1,188	3,787
Total for the Group	—	710,895	24,341	2,198,935	139,172	1,173,825	8,626	2,260,390

28. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2016 and 2015:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(€ thousand)
Italy	111,603	56,234	247,937	172,028
Other EMEA	322,119	283,339	985,478	874,394
Americas (1)	218,396	255,709	608,587	692,042
Greater China (2)	63,874	62,377	213,907	163,540
Rest of APAC (3)	67,495	65,487	213,642	207,879
Total net revenues	783,487	723,146	2,269,551	2,109,883
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Greater China includes China, Hong Kong and Taiwan.
(3)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

29. CONTINGENCIES
Takata airbag inflator recalls

On May 4, 2016, the United States National Highway Traffic Safety Administration (“NHTSA”) published an amendment (the “Amendment”) to the November 3, 2015 Takata Consent Order regarding Takata airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”), expanding the scope of a prior recall under the Takata Consent Order. The recall is industry wide and replacement parts are limited as Takata is the single supplier.
In compliance with the Amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a defect information report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators, including those sold by Takata to Ferrari, defective.
Ferrari is not aware of any confirmed incidents, warranty claims or consumer complaints relating to such airbag inflators mounted in its cars or that the airbag inflators are not performing as designed. Ferrari was not impacted by the previous Takata Consent Order. However, as a result of the Amendment issued by NHTSA and the DIR issued by Takata, Ferrari has initiated a global recall relating to certain cars produced between 2008 and 2011.
In relation to such recall, in the second quarter of 2016, Ferrari recognized €10 million within cost of sales as warranty and recall campaigns provision for the estimated charges for Takata airbag inflator recalls due to uncertainty of recoverability of the costs from Takata.
Ferrari continues to perform testing to substantiate whether a defect exists that presents an unreasonable risk to safety. Sufficient information is not currently available to conclude that additional recalls are probable for cars produced after 2011. Due to the nature and current status of the assessments, it is not practicable to provide an estimate of the potential financial effects should the recall campaign be extended to cars produced beyond 2011. As additional information, data and analysis becomes available and Ferrari continues discussions with regulators, Ferrari’s assessment could change or the recall could be expanded, which could result in future obligations that have not been recognized at the date of these financial statements. Any liability for future recalls would be recognized in the period in which a recall becomes probable and the related costs can be measured with sufficient reliability.

30. SUBSEQUENT EVENTS
The Group evaluated subsequent events through November 7, 2016, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On November 7, 2016 Ferrari and FCA Bank finalized agreement to provide financial services in Europe. FCA Bank has acquired a majority stake in Ferrari Financial Services GmbH for a total purchase price of €18.6 million upon consummation of the share purchase agreement entered into by the parties earlier this year. As a result of the funding being directly provided by FCA Bank, which will thus be the consolidating entity, Ferrari N.V. will receive €432 million.

On October 20, 2016, FFS Inc performed a revolving securitization program for funding of up to $200 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points. Proceeds from the first sale of financial receivables were $175 million and were used to repay a bank loan in October of $150 million.